EXHIBIT 99.1

TELUS CORPORATION
as Issuer
and
COMPUTERSHARE TRUST COMPANY OF CANADA
as Indenture Trustee
THIRTY-FOURTH SERIES SUPPLEMENT
Dated as of May 29, 2020
Supplementing the Trust Indenture dated as of May 22, 2001, as supplemented, between TELUS Corporation, as Issuer and
Computershare Trust Company of Canada, as Indenture Trustee,
and providing for the additional issue of
3.95% Notes, Series CAB due February 16, 2050
in the aggregate principal amount of $400,000,000.

TABLE OF CONTENTS

Article One Interpretation		1

1.01	To be Read with Indenture; Governing Law	1

1.02	Definitions	2

1.03	Conflict Between Series Supplement and Indenture	2

1.04	Interpretation Provisions in Indenture	2

Article Two Debt Securities		2

2.01	Creation and Designation	2

Article Three Miscellaneous Provisions		2

3.01	Confirmation of Indenture	2

3.02	Acceptance of Trusts	3

3.03	Counterparts and Formal Date	3

THIS IS THE THIRTY-FOURTH SERIES SUPPLEMENT dated as of May 29, 2020
BETWEEN:
TELUS CORPORATION, in its capacity as Issuer
- and-
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee
WHEREAS the Issuer and the Indenture Trustee have entered into a trust indenture dated as of May 22, 2001 (the “Master Indenture”);
AND WHEREAS pursuant to Section 2.02 of the Master Indenture, the Issuer may from time to time create and issue one or more new Series of Debt Securities, subject to the satisfaction of certain conditions set forth in the Master Indenture and in the related Series Supplement;
AND WHEREAS the Principal Terms of any new Series of Debt Securities are to be set forth in a Series Supplement, which supplements the Master Indenture in relation to such Series;
AND WHEREAS on December 16, 2019, the Issuer and the Indenture Trustee entered into a Thirty-Third Series Supplement (the “Thirty-Third Series Supplement”, and together with the Master Indenture, the “Indenture”) relating to the issuance of Debt Securities designated as 3.95% Notes, Series CAB due February 16, 2050 (the “Initial Series CAB Notes”), which included establishing the Principal Terms of, and provided for the issuance of, such Series;
AND WHEREAS the Initial Series CAB Notes were issued in the aggregate principal amount of $400,000,000 on December 16, 2019;
AND WHEREAS the Issuer wishes to issue an additional $400,000,000 aggregate principal amount of 3.95% Notes, Series CAB due February 16, 2050;
AND WHEREAS in accordance with Section 2.01 of the Master Indenture and Section 2.02 of the Thirty-Third Series Supplement, the Issuer may issue the Additional Series CAB Notes (as defined below) without the consent of any holder of the Initial Series CAB Notes;
NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:
ARTICLE ONE
INTERPRETATION
1.01	To be Read with Indenture; Governing Law

This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the additional 3.95% Notes, Series CAB due February 16, 2050 as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.02	Definitions

All capitalized terms used but not defined in this Series Supplement shall have the meanings specified in the Indenture.
1.03	Conflict Between Series Supplement and Indenture
If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Series Supplement shall govern; provided, however, that the terms and provisions of this Series Supplement may modify or amend the terms of the Indenture solely as applied to the Notes.
1.04	Interpretation Provisions in Indenture
This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of each of the Master Indenture and the Thirty-Third Series Supplement.
ARTICLE TWO
DEBT SECURITIES
2.01	Creation and Designation
(1)
The Issuer is hereby authorized to issue an additional $400,000,000 aggregate principal amount of 3.95% Notes, Series CAB due February 16, 2050 (the “Additional Series CAB Notes”). For clarity, after the issuance of the Additional Series CAB Notes, the aggregate principal amount of Notes outstanding will be $800,000,000.

(2)
Except as provided for herein, all of the terms and conditions of the Initial Series CAB Notes and the Thirty-Third Series Supplement, including the Principal Terms (as set forth in the Thirty-Third Series Supplement) and the covenants and obligations of the Issuer under the Thirty-Third Series Supplement apply equally to the Additional Series CAB Notes issued hereby.

(3)
The Additional Series CAB Notes shall be in the form attached as Exhibit A to the Thirty-Third Series Supplement, with such changes as may be necessary to reflect the date of issuance of the Additional Series CAB Notes and the terms of this Series Supplement. The first equal semi-annual interest payment on the Additional Series CAB Notes in the aggregate amount of $10,583,835.62 (which amount represents accrued and unpaid interest on the Additional Series CAB Notes for the period from December 16, 2019 to, but not including, August 16, 2020) will be due on the first Interest Payment Date after the date hereof (namely, August 16, 2020) to holders of record on August 1, 2020. Thereafter, interest on the Additional Series CAB Notes shall be paid semi-annually on February 16 and August 16 to holders of record on February 1 and August 1, respectively.

(4)
The Additional Series CAB Notes will have the same CUSIP number, will rank equally, form part of a single series, and trade interchangeably and be fungible for trading purposes with the Initial Series CAB Notes.

(5)
For clarity, references to “Notes” in this Series Supplement and the Thirty-Third Series Supplement shall be deemed to refer to the Initial Series CAB Notes, the Additional Series CAB Notes, and any additional notes the Issuer may from time to time create, issue and designate as 3.95% Notes, Series CAB due February 16, 2050.

ARTICLE THREE
MISCELLANEOUS PROVISIONS
3.01	Confirmation of Indenture
The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.
3.02	Acceptance of Trusts
The Indenture Trustee hereby accepts the trusts in this Series Supplement declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.
3.03	Counterparts and Formal Date
This Series Supplement may be executed in any number of counterparts, and delivered via electronic means (including by way of pdf), each of which so executed and delivered shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Series Supplement.

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IN WITNESS OF WHICH the Issuer and the Indenture Trustee have caused this Series Supplement to be duly executed by their duly authorized officers as of the date specified on the first page of this Series Supplement.

COMPUTERSHARE TRUST COMPANY OF CANADA	TELUS CORPORATION
by:	(signed) “Angela Fletcher”		by:	(signed) “Doug French”
	Name:	Angela Fletcher		Name:	Doug French
	Title:	Corporate Trust Officer		Title:	Executive Vice-President and Chief Financial Officer
by:	(signed) “Beatriz Fedozzi”		by:	(signed) “Stephen Lewis”
	Name:	Beatriz Fedozzi		Name:	Stephen Lewis
	Title:	Corporate Trust Officer		Title:	Senior Vice-President and Treasurer

EXECUTION PAGE – SUPPLEMENTAL INDENTURE